BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of BRF S.A. (“Company”) are summoned to meet at the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2021, at 11:00 a.m. (“AGOE”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”), to discuss the following Agenda:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set the annual global compensation of the Company’s management for the year 2021;

(iii) To elect the members of the Fiscal Council;

(iv) To establish the compensation of the members of the Fiscal Council for the fiscal year 2021.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company’s Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend Article 3 of the Company’s Bylaws, in order to include, in the corporate purpose: the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and

(b) Amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly;

(ii) Consolidate the Company’s Bylaws with the approved changes; and

(iii) Resolve on the following changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”):

(a)	Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan;
(b)	Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan;
(c)	Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and
(d)	Implement wording adjustments, without material change of content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.

* * *

INFORMATION FOR ATTENDANCE

Attendance in the virtual meeting

Shareholders

Due to the COVID-19 pandemic in Brazil, the AGOE will be carried out exclusively under virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Instruction No. 481/2009, as amended.

The Company emphasizes that it will not be possible to physically attend the AGOE, since it will be held exclusively on-line.

As provided for in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the AGOE, personally or by means of attorneys-in-fact, must forward, by 11 am on April 25, 2021, 2 (two) days before the holding of the AGOE, exclusively by the e-mail acoes@brf-br.com, a request of access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his attorney-in-fact who will participate in the AGOE, and the digitalized copies of the following documents:

Individual Shareholders:

•	Picture I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
•	Picture I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Proxy:

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;
▪	Picture I.D. of the attorney-in-fact;
•	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the AGOE, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

Holders of American Depository Receipts – ADRs:

ADR holders will be represented by The Bank of New York Mellon at the AGOE, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. ADR holders will not be allowed to participate in the AGOE by means of the Digital Platform.

The Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the AGOE, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not send the Access Request within the aforementioned period (until 11:00 am on April 25, 2021) will not be able to participate in the AGOE.

For additional information on participation in the AGOE and access to the Digital Platform, the shareholder should consult the Shareholders´ Manual.

PARTICIPATION BY DISTANCE VOTE

As stated in articles 21-A and following of the CVM Instruction nº 481/2009, Company’s shareholders may send their voting instructions, from this date until April 20, 2021 (inclusive), on the matters to be raised at the AGOE by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), whose model was available, separately, at the Company's Investor Relations website (www.brf-global.com/ri, on the Corporate Governance item) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). For additional information, the shareholder must observe the rules provided in the CVM Instruction No. 481/2009 and the procedures described in the Distance Voting Form provided by the Company, as well as in the Shareholders’ Manual.

The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com.

All documents pertinent to the AGOE, including more detailed information on the matters included in the Agenda and on access to the Digital Platform, are available in the Shareholders’ Manual, which is available to shareholders on the websites www.brf- global.com/ri, www.b3.com.br and www.cvm.gov.br.

São Paulo (SP), March 26, 2021.

Pedro Pullen Parente

Chairman of the Board of Directors